  EXHIBIT 99.1

Intellipharmaceutics International Inc. Announces
Update on its Oxycodone ER New Drug Application

TORONTO, ON / ACCESSWIRE / July 24, 2019 / Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX:IPCI) ("Intellipharmaceutics" or the "Company,") a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that it has been advised by the U.S. Food and Drug Administration’s (“FDA”) that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss the Intellipharmaceutics New Drug Applications (“NDA”), “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement is not unique to our product and the Anesthetic and Analgesic Drug products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA will be rescheduled at a future date.

The FDA informed the Company that it would continue to review the Company’s NDA according to the existing Prescription Drug User Fee Act (“PDUFA”) timeline, but noted that, due to the postponement of the AADPAC meeting, it is possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019.

Dr. Isa Odidi, CEO of Intellipharmaceutics, stated, “we are pleased that the FDA will continue to review our New Drug Application (“NDA”) according to the existing Prescription Drug User Fee Act (“PDUFA”) timeline despite this new development.”

There can be no assurance that the meeting to discuss our NDA will be re-scheduled as planned or at all. There can be no assurance that Intellipharmaceutics will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company's requested abuse-deterrent label claims or ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
PCG Advisory
Kirin Smith
646.863.6519
ksmith@pcgadvisory.com